EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

November 10, 2011

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: UHF Incorporated
Preliminary Schedule 14C
Filed October 31, 2011
File No. 000-49729

Dear Mr. Riedler:

On behalf of UHF Incorporated, a Michigan corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated November 9, 2011 on the Company’s Preliminary Schedule 14C filed on October 31, 2011.  A revised Preliminary Schedule 14C and a letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act have been filed contemporaneously with this letter.

Our response below has been numbered to correspond to the Staff’s comments.

1. We note that your Board has unanimously approved a one-for-five reverse stock split of your outstanding shares of common stock. We also note that you are not reducing the amount of authorized shares of UHF common stock in connection with the reverse stock split. Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available as a result of the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

Response: A sentence has been added after the third sentence of the third paragraph under the caption “Reverse Stock Split” on page 2 and after the second sentence of the first paragraph following the table showing the “Effect of the Reverse Split” on page 4 in response to this comment.

             Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

Very truly yours,

/s/ Vincent J. McGill

cc: Johnny Gharib